10027783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9701 Renner Blvd., Suite 350
(No. and Street)

Lenexa,	Kansas	66219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

6671 Las Vegas Blvd., South, Suite 200	Las Vegas,	NV	89119
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN D. WALLACE
Notary Public - State of Kansas
My Appt. Expires 8/29/10

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

6671 Las Vegas Blvd. South, Suite #200
Las Vegas, Nevada 89119
Telephone: (702) 784-0000
Fax: (702) 784-0161

Independent Auditors' Report

Board of Directors
CU Investment Solutions, Inc.
Lenexa, Kansas

We have audited the accompanying statement of financial condition of CU Investment Solutions, Inc. (the "Company") (a wholly owned subsidiary of U.S. Central Federal Credit Union) as of December 31, 2009, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 10, 2010

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Statement of Financial Condition

December 31,		2009
Assets		
Cash	$	675,259
Receivables		
Customers		72,333
Non-customers		57,278
Due from affiliates		30,110
Accrued interest		16,890
Advisory fees		4,577
Total receivables		181,188
Securities owned, at fair value		5,421,714
Other assets		16,679
Total assets	$	6,294,840
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	486,194
Due to affiliates		71,271
Income taxes payable		8,406
Deferred income taxes		479
Total liabilities		566,350
Commitments and Contingencies		
Stockholder's equity		
Common stock, no par value, 2,000 shares authorized, 800 shares issued and outstanding		4,066,909
Retained earnings		1,661,581
Total stockholder's equity		5,728,490
Total liabilities and stockholder's equity	$	6,294,840

See accompanying notes to financial statements.

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Statement of Income

Year ended December 31,		2009
Revenue		
Transaction and advisory revenue	$	4,698,722
Consulting service revenue from parent		619,862
Principal transactions		215,654
Total revenue		5,534,238
Expenses		
Professional and outside services		2,674,839
Shared services paid to parent		949,994
Salaries and benefits		881,828
Data processing		14,918
Travel and incidentals		8,233
Office occupancy and administration		3,608
Other		38,859
Total expenses		4,572,279
Net income before income taxes		961,959
Current income tax expense		326,229
Deferred income tax expense		45,857
Net income	$	589,873

See accompanying notes to financial statements.

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Statement of Changes in Stockholder's Equity

	Common Stock Shares	Amount	Retained Earnings	Total
Balance, January 1, 2009	2,000	$ 4,066,909	$ 1,071,708	$ 5,138,617
Net income	-	-	589,873	589,873
Balance, December 31, 2009	2,000	$ 4,066,909	$ 1,661,581	$ 5,728,490

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31,	2009
Cash flows from operating activities	
Net income	$ 589,873
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income tax expense	45,857
Net amortization of premiums on securities owned	28,609
Net gains on securities owned	(125,990)
Changes in operating assets and liabilities:	
Receivable from customers	(125,967)
Other receivables	26,648
Securities owned	(1,056,189)
Other assets	(625)
Income tax receivable/payable	66,119
Accounts payable and accrued expenses	328,469
Due from affiliates, net	108,977
Net cash used in operating activities	(114,219)
Net decrease in cash	(114,219)
Cash	
Beginning of year	789,478
End of year	$ 675,259
Supplemental cash flow information	
Cash paid during the year for income taxes	$ 260,110

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions, Inc. (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and is a wholly owned subsidiary of U.S. Central Federal Credit Union ("U.S. Central"). The Company provides services to U.S. Central, corporate credit unions, and natural person credit unions throughout the United States.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents funds on deposit at financial institutions, including U.S. Central.

2. Summary of Significant Accounting Policies (Continued)

Securities Transactions

Securities transactions of customers are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. Securities transactions, executed for the Company, are recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the Company, and as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. As of December 31, 2009, securities owned consisted of highly rated agency mortgage-related, agency debt, and asset-backed securities, which are carried at fair value based on observable transactions. Unrealized gains and losses are included in principal transactions on the accompanying statement of income. Interest and dividend revenues are accounted for on an accrual basis.

Transaction, Advisory, and Consulting Service Revenues

Transaction, advisory, and consulting service revenues are recognized when earned, generally when the services are rendered or the transactions occur.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statements and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax expense or benefit recognized in the statement of income represents the change in the deferred tax asset balance. Although the Company is a wholly owned subsidiary of U.S. Central, the Company files federal and state income tax returns on a separate company basis, since U.S. Central is a tax exempt organization.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

The Company follows Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (formerly known as Statement of Financial Accounting Standards (SFAS) No.157). ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties. Securities owned that are measured at fair value on a recurring basis are summarized below as of December 31, 2009. The Company obtains observable inputs including credit spreads, weighted average life and interest rates from various sources in order to determine fair value of securities owned.

	Fair Value Using			Total Fair
	Level 1	Level 2	Level 3	Value
Securities owned				
Asset-backed	$ -	$ 99,938	$ -	$ 99,938
U.S. Government agency debt	-	1,050,184	-	1,050,184
Agency mortgage-related	-	4,271,592	-	4,271,592
Total securities owned	$ -	$ 5,421,714	$ -	$ 5,421,714

Comprehensive Income

Comprehensive income is the change in equity of business transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive income during the year ended December 31, 2009. As a result, comprehensive income is the same as net income.

2. Summary of Significant Accounting Policies (Continued)

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 9, 2010, which is the date these financial statements were issued. All subsequent events requiring recognition as of December 31, 2009, have been incorporated into these financial statements herein.

Recently Issued Accounting Standards

In July 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, *Generally Accepted Accounting Principles (GAAP)* (formerly known as SFAS No. 168). This new guidance approved FASB's ASC as the single source of authoritative nongovernmental GAAP. The Securities and Exchange Commission (SEC) rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. The guidance contained in the ASC supersedes all existing non-SEC accounting and reporting standards. In addition, all other accounting literature not included in the ASC will be considered nonauthoritative. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC did not impact the Company's financial condition, results of operations or cash flows.

In May 2009, the FASB issued ASC 855, *Subsequent Events* (formerly known as SFAS No. 165) which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. This guidance was effective for interim and annual financial periods ending after June 15, 2009. The adoption of this guidance did not affect the Company's financial condition, results of operations or cash flows.

2. Summary of Significant Accounting Policies (Continued)

In April 2009, the FASB issued additional guidance under ASC 820 related to fair value considerations where markets are inactive and transactions are not orderly. The guidance acknowledges that in these circumstances quoted prices may not be determinative of fair value. Under the guidance, price quotes for assets or liabilities in inactive markets may require adjustment due to uncertainty as to whether the underlying transactions are orderly. The adoption of this accounting guidance had no impact on the Company's financial statements.

Effective January 1, 2009, the Company adopted the provisions of ASC 740, *Income Taxes* (formerly known as SFAS No. 109/FASB Interpretation No. 48). The adoption of ASC 740 did not impact the Company's financial position. At the end of the year the Company did not have any significant uncertain tax positions.

3. Principal Transactions

Revenue from principal transactions consisted of the following for the year ended December 31, 2009:

	2009
Interest income	$ 94,513
Dividends from investment in U.S. Central share account	5,150
Net gains on investment securities	115,991
Total	$ 215,654

4. Related-Party Transactions

Through a master service agreement, the Company is authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central including, but not limited to, U.S. Central shares and share certificates and such other financial instruments or products U.S. Central may offer. In its capacity as adviser, the Company provides advice to U.S. Central with respect to new product development, structuring of financial products and services, and customer support. The fees for providing these services are classified as consulting service revenue from parent on the statement of income and amounted to $619,862 for the year ended December 31, 2009. These amounts are negotiated with U.S. Central and do not necessarily represent the fees that would have been charged by a third party.

4. Related-Party Transactions (Continued)

U.S. Central provides various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, Web page maintenance, and data processing services. During the year ended December 31, 2009, the Company was charged $949,994 for these services. These amounts are based on U.S. Central's costs to provide the services and do not necessarily represent the cost that would be charged by a third party for these services.

During the year ended December 31, 2009, the Company recorded transaction and advisory revenues from corporate credit unions and members of corporate credit unions throughout the United States totaling $4,698,722.

Amounts due to or from affiliates represent receivables or payables with U.S. Central or its subsidiaries.

As of December 31, 2009, the Company had investments in U.S. Central share accounts of $675,259. These investments are classified as cash on the statement of financial condition.

As discussed further in Note 8, the Company has a line-of-credit agreement with U.S. Central.

5. Income Taxes

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 34% to income before income taxes as follows:

	2009
Computed federal tax expense	$ 327,066
State taxes, net of federal expense	44,731
Other	289
Total income tax expense	$ 372,086

5. Income Taxes (Continued)

Deferred income taxes are recorded based upon differences between the financial statements and tax bases of assets and liabilities. The Company's deferred income tax liability at December 31, 2009 consisted of unrealized gains on investment securities.

Effective January 1, 2009, the Company adopted the provisions of ASC 740. The adoption of ASC 740 did not impact the Company's financial position. At the end of the year the Company did not have any significant uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months, however we do not expect any potential change to have a material effect on the results of operations or financial position of the Company.

The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2006.

6. Retirement Plan

The Company's employees participate in a defined contribution retirement plan sponsored by U.S. Central.

Under the terms of the plan, participants of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service (IRS). After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately.

Prior to July 1, 2009 the Company also contributed 5% of participants' salaries up to certain limitations as defined by the IRS. The Company began making these contributions after the employee completed one year of service. These amounts are fully vested after four years of service. Effective July 1, 2009, the Company discontinued the 5% employer-fixed contribution but the vesting period remained unchanged.

During the year ended December 31, 2009, the Company contributed $33,193 to the plan.

7. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2009, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2009, the Company provided its advisory and transaction services solely to corporate credit unions and members of corporate credit unions throughout the United States.

8. Commitments

As a source of liquidity, the Company has entered into an arrangement with U.S. Central, whereby U.S. Central may extend credit to the Company in an amount up to $50 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest determined by U.S. Central, and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2009, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a master repurchase agreement with a third party, whereby the Company may sell securities to the third party under an agreement to repurchase the same securities at a later date. As of December 31, 2009, no amounts were outstanding under this agreement.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

9. Net Capital Requirements (Continued)

At December 31, 2009, the Company had net capital of $4,765,873, which was $4,665,873 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net capital for the Company is not permitted to exceed 15:1. As of December 31, 2009, the ratio of aggregate indebtedness to net capital for the Company was 0.12 to 1.

Supplemental Information

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5 (d) (4)

December 31,	2009
Net capital	
Total stockholder's equity	$ 5,728,490
Deductions and charges	
Nonallowable assets:	
Cash	675,259
Accounts receivable:	
Due from affiliates	30,110
Accrued interest (over 30 days)	108
Advisory fees	4,577
Other assets	16,679
Total nonallowable assets	726,733
Deduction for excess insurance deductible	18,000
Total deductions and charges	744,733
Net capital before haircut on securities (tentative net capital)	4,983,757
Haircut on securities	
Mortgage-related	171,979
U.S. government agencies	40,908
Asset-backed	4,997
Total haircut on securities	217,884
Net capital	$ 4,765,873
Computation of basic net capital requirement	
Minimum net capital, greater of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
Excess net capital	$ 4,665,873
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 486,194
Due to affiliates	71,271
Income taxes payable	8,406
Deferred income taxes	479
Total aggregate indebtedness	$ 566,350
Ratio of Aggregate indebtedness to net capital	0.12 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(i).

BDO Seidman, LLP
Accountants and Consultants

6671 Las Vegas Blvd. South, Suite #200
Las Vegas, Nevada 89119
Telephone: (702) 784-0000
Fax: (702) 784-0161

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
CU Investment Solutions, Inc.
Lenexa, Kansas

In planning and performing our audit of the financial statements of CU Investment Solutions, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered The Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 10, 2010

BDO Seidman, LLP
Accountants and Consultants

6671 Las Vegas Blvd. South, Suite #200
Las Vegas, Nevada 89119
Telephone: (702) 784-0000
Fax: (702) 784-0161

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to C.U. Investment Solutions, Inc.'s SIPC Assessment Reconciliation

Board of Directors
CU Investment Solutions, Inc.
Lenexa, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by C.U. Investment Solutions, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 10, 2010

CU Investment Solutions, Inc.

Financial Statements
Year Ended December 31, 2009

CU Investment Solutions, Inc.
(a Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Contents

CU Investment Solutions, Inc.

Financial Statements
Year Ended December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants